

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2014

Via E-mail
Mr. John Robertson
President
Reg Technologies Inc.
Suite 240 – 11780 Hammersmith Way
Richmond, British Columbia V7A5E9, Canada

> **Re:** **Reg Technologies Inc.**
> **Form 20-F for the Fiscal Year Ended April 30, 2013**
> **Filed August 29, 2013**
> **File No. 000-24342**

Dear Mr. Robertson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended April 30, 2013

Investment in associates, page F-7

1. Please provide us with the following information related to your investments in associates, and in future filings, revise your disclosure to include the following:

   • Summarized financial information of associates, including the aggregated amounts of assets, liabilities, revenues, and profit or loss;
   • For any investments in which you hold directly, or through subsidiaries, less than 20% of the actual or potential voting power of an investee but conclude that you nevertheless have "significant influence," the reasons why the presumption that you do not have significant influence has been overcome; and

- For any investments where you have discontinued recognition of your share of losses of an associate, the amounts of such unrecognized share of losses, both for the period and cumulatively.

Refer to IAS 28 and IFRS 12.

8. Equity Accounted Investees and Related Party Transactions, page F-23

2.   We note that you have a receivable balance due from REGI US of approximately $1 million as of April 30, 2013. We also note that as of that date, REGI US has assets of approximately $16,000 and liabilities of approximately $1.7 million. Please tell us how you have determined this receivable is fully collectible as of the balance sheet date.

Minewest, page F-23

3.   Please tell us how you have determined the value of the shares of Minewest to be distributed to your shareholders is $471,200. Additionally, please tell us why you have not recorded a liability for the dividend payable. Refer to IFRIC Interpretation 17: Distributions of Non-cash Assets to Owners.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief